SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13G


             Under the Securities Exchange Act of 1934
                        (Amendment No. 1)*



                      PRIORITY HEALTHCARE CORPORATION
                         (Name of Issuer)


               CLASS B COMMON STOCK, $0.01 PAR VALUE
                  (Title of Class of Securities)


                            74264T102
                          (CUSIP Number)

                           DECEMBER 31, 1998
      (Date of Event Which Requires Filing of this Statement)


   Check  the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [  ] Rule 13d-1(b)
     [  ] Rule 13d-1(c)
     [X] Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                 (Continued on following page(s))

CUSIP No. 74264T102

1. Name of Reporting Person
   I.R.S. Identification No. of Above Person

   Bindley Western Industries, Inc., I.R.S. Id. No. 84-0601662

2. Check the appropriate box if a member of a group

   Not applicable

3. SEC Use Only


4. Citizenship or Place of Organization

   Indiana

5. Sole Voting Power

   -0-

6. Shared Voting Power

   -0-

7. Sole Dispositive Power

   -0-

8. Shared Dispositive Power

   -0-

9. Aggregate Amount Beneficially Owned by Each Reporting Person

   -0-

10.  Check box if the Aggregate Amount in Row 9 Excludes Certain Shares

   [  ]




11.  Percent of Class Represented by Amount in Row 9

   0%

12.  Type of Reporting Person

   CO

ITEM 1(A).NAME OF ISSUER.

     Priority Healthcare Corporation

ITEM 1(B).ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

     285 West Central Parkway, Suite 1704
     Altamonte Springs, Florida 32714

ITEM 2(A).NAME OF PERSON FILING.

     Bindley Western Industries, Inc.

ITEM 2(B).ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE.

     8909 Purdue Road
     Indianapolis, Indiana 46268

ITEM 2(C).CITIZENSHIP.

     Indiana

ITEM 2(D).TITLE OF CLASS OF SECURITIES.

     Class B Common Stock, $.01 par value {(1)}

ITEM 2(E).CUSIP NUMBER.

     74264T102



__________________

(1)Bindley Western Industries, Inc. ("BWI") previously owned beneficially and of record 10,214,286 shares of Priority Healthcare Corporation ("PHC") Class A Common Stock. However, effective December 31, 1998, BWI distributed to its shareholders all of the 10,214,286 shares of PHC Class A Common Stock that it owned and therefore BWI currently owns no shares of PHC Class A Common Stock or PHC Class B Common Stock. Both PHC Class A and Class B Common Stock entitle holders thereof to the same rights and privileges, except holders of PHC Class A Common Stock are entitled to three votes per share and holders of PHC Class B Common Stock are entitled to one vote per share. The holders of PHC Class A Common Stock and PHC Class B Common Stock generally vote together as a single class on all matters submitted to a vote of holders of PHC Common Stock. Any holder of shares of PHC Class A Common Stock may request to convert any or all of its shares of PHC Class A Common Stock into shares of PHC Class B Common Stock at any time on a one-for-one basis. PHC Class A Common Stock will automatically convert into PHC Class B Common Stock on a one-for-one basis upon certain transfers following any disposition of PHC Class A Common Stock by BWI to its shareholders.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                   (a)[  ] Broker or Dealer registered under Section 15 of the Act
                   (b)[  ] Bank as defined in Section 3(a)(6) of the Act
                   (c)[  ] Insurance Company as defined in Section 3(a)(19) of the Act
                   (d)[  ] Investment Company registered under Section 8 of the Investment
                           Company Act of 1940
                   (e)[  ] Investment Adviser in accordance with Section 240.13d-1(b)(1)(ii)(E)
                   (f)[  ] Employee Benefit Plan or Endowment Fund in accordance with Section
                           240.13d-1(b)(1)(ii)(F)
                   (g)[  ] Parent Holding Company or control person in accordance with Section
                           240.13d-1(b)(1)(ii)(G)
                   (h)[  ] Savings Association as defined in Section 3(b) of the Federal
                           Deposit Insurance Act
                  (i) [  ] A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
                   (j)[  ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)
   If this statement is filed pursuant to Section 240.13d-1(c), check this box [   ].

   Not Applicable

ITEM 4. OWNERSHIP.

ITEM 4(A).AMOUNT BENEFICIALLY OWNED:

     -0-

ITEM 4(B).PERCENT OF CLASS:

     0%

ITEM 4(C). NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (i)  Sole power to vote or to direct the vote:

               -0-

          (ii) Shared power to vote or to direct the vote:

               -0-

          (iii)Sole power to dispose or to direct the disposition of:

               -0-

          (iv) Shared power to dispose or to direct the disposition of:

               -0-

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not Applicable

ITEM 7.   IDENTIFICATION   AND   CLASSIFICATION  OF  THE  SUBSIDIARY  WHICH
          ACQUIRED THE SECURITY BEING  REPORTED  ON  BY  THE PARENT HOLDING
          COMPANY.

          Not Applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not Applicable

 ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable

ITEM 10.  CERTIFICATIONS.

          Not Applicable


                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 6, 1999        BINDLEY WESTERN INDUSTRIES, INC.,
                              an Indiana corporation

                              By:    /S/ THOMAS J. SALENTINE
                                 Name: Thomas J. Salentine
                                 Title: Executive Vice President and
                                       Chief Financial Officer